Filed pursuant to Rule 433
Dated June 26, 2006

Relating to
Preliminary Prospectus Supplement dated June 26, 2006 to
Prospectus dated January 25, 2006
Registration Statement No. 333-131266
40,000,000 Depositary Shares
Each Representing 1/1,000th of a Share of
Floating Rate Non-Cumulative Preferred Stock, Series A

Issuer:	Morgan Stanley
Designation of Depositary Shares:	Depositary Shares, Each Representing 1/1,000th of a Share of Floating Rate Non-Cumulative Preferred Stock, Series A
Aggregate Number of Depositary Shares:

40,000,000 (46,000,000 if underwriters’ over-allotment is exercised in full)

The information set forth below assumes that the underwriters will only purchase 40,000,000 depositary shares and will not purchase any additional depositary shares pursuant to their over-allotment option.

Trade Date:	June 26, 2006
Original Issue Date (Settlement):	July 6, 2006
Issue Price (Price to Public) per Depositary Share:	$25
Aggregate Issue Price (Price to Public):	$1,000,000,000
Underwriting Discounts and Commissions Per Depositary Share:	$.7875; provided that the underwriting discounts and commissions will be $.50 per Depositary Share with respect to any Depositary Share sold to certain institutions
Aggregate Underwriting Discounts and Commissions:	$31,500,000; provided that the aggregate underwriting discounts and commissions will decrease to the extent that sales are made to certain institutions as described above
Proceeds to Issuer Per Depositary Share:	$24.2125; provided that the proceeds to the Issuer per Depositary Share will be $24.50 in the case of any Depositary Share with respect to which the underwriting discounts and commissions were $.50
Aggregate Proceeds to Issuer:
$968,500,000; provided that the proceeds to the Issuer will increase to the extent that the underwriting discounts and commissions are reduced as described above with respect to sales to certain institutions

Liquidation Preference:	$25,000 per share of Floating Rate Non-Cumulative Preferred Stock, Series A (equivalent to $25 per Depositary Share)
Dividend Accrual Rate on Liquidation Preference:	A rate per annum equal to the greater of (1) three-month U.S. Dollar LIBOR plus .70% or (2) 4%
Dividend Payment Dates:	The 15th day of January, April, July and October of each year, commencing on October 15, 2006
Redemption:	On or after July 15, 2011, in whole or in part, at the Issuer’s option.
CUSIP:	61747S504
ISIN:	US61747S5047
Lead Manager:	Morgan Stanley & Co. Incorporated
Co-Managers:	Such other underwriters as shall be so-named in the final Prospectus Supplement to the above-referenced Prospectus relating to the Depositary Shares
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

Preliminary Prospectus Supplement Dated June 26, 2006 and Prospectus Dated January 25, 2006